UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number: 1-13546

STMicroelectronics N.V.

(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                          Form 40-F ☐

Enclosure: A press release dated July 24, 2025, announcing STMicroelectronics’ 2025 Second Quarter Financial Results.

PR No: C3349C

STMicroelectronics Reports 2025 Second Quarter Financial Results

•	Q2 net revenues $2.77 billion; gross margin 33.5%; operating loss of $133 million, including $190 million related to impairment, restructuring charges and other related phase-out costs; net loss of $97 million
•	H1 net revenues $5.28 billion; gross margin 33.5%; operating loss of $130 million, including $198 million related to impairment, restructuring charges and other related phase-out costs; net loss of $41 million
•	Business outlook at mid-point: Q3 net revenues of $3.17 billion and gross margin of 33.5%

Geneva, July 24, 2025 – STMicroelectronics N.V. (“ST”) (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported U.S. GAAP financial results for the second quarter ended June 28, 2025. This press release also contains non-U.S. GAAP measures (see Appendix for additional information).

ST reported second quarter net revenues of $2.77 billion, gross margin of 33.5%, operating loss of $133 million, and net loss of $97 million or -$0.11 diluted earnings per share (non-U.S. GAAP1 operating income of $57 million, and non-U.S. GAAP1 net income of $57 million or $0.06 diluted earnings per share).

Jean-Marc Chery, ST President & CEO, commented:

•	“Q2 net revenues came above the mid-point of our business outlook range, driven by higher revenues in Personal Electronics and Industrial, while Automotive was slightly below expectations. Gross margin was in line with the mid-point of our business outlook range.”
•	“On a year-over-year basis, Q2 net revenues decreased 14.4%, non-U.S. GAAP[1] operating margin decreased to 2.1% from 11.6% and non-U.S. GAAP[1] net income decreased to $57 million from $353 million.”
•	“First half net revenues decreased 21.1% year-over-year, with a decrease in all reportable segments. Non-U.S. GAAP[1] operating margin was 1.3% and non-U.S. GAAP[1] net income was $120 million.”
•	“In the second quarter, our book-to-bill ratio remained above one for Industrial, while Automotive was below parity. Bookings continued to increase sequentially.”
•	“Our third quarter business outlook, at the mid-point, is for net revenues of $3.17 billion, decreasing year-over-year by 2.5% and increasing sequentially by 14.6%; gross margin is expected to be about 33.5%; including about 340 basis points of unused capacity charges. On a sequential basis, our Q3 gross margin will be negatively impacted by about 140 basis points, mainly from currency effect and, to a lesser extent, the start of non-recurring cost related to our manufacturing reshaping program.”
•	“While we expect Q3 revenues to show a solid sequential growth enabling a continued year-over-year improvement, we are still operating amid an uncertain macroeconomic environment. Given these external factors, our priorities remain supporting our customers, accelerating new product introductions, and executing our company-wide program to reshape our manufacturing footprint and resize our global cost base.”

Quarterly Financial Summary

U.S. GAAP (US$ m, except per share data)	Q2 2025	Q1 2025	Q2 2024	Q/Q	Y/Y
Net Revenues	$2,766	$2,517	$3,232	9.9%	-14.4%
Gross Profit	$926	$841	$1,296	10.2%	-28.5%
Gross Margin	33.5%	33.4%	40.1%	+10 bps	- 660 bps
Operating Income (Loss)	$(133)	$3	$375	-	-
Operating Margin	-4.8%	0.1%	11.6%	-490 bps	-1,640 bps
Net Income (Loss)	$(97)	$56	$353	-	-
Diluted Earnings Per Share	$(0.11)	$0.06	$0.38	-	-

1 Non-U.S. GAAP. See Appendix for reconciliation to U.S. GAAP and information explaining why the Company believes these measures are important.

1

Non-U.S. GAAP[1] (US$ m, except per share data)	Q2 2025	Q1 2025	Q2 2024	Q/Q	Y/Y
Operating Income	$57	$11	$375	429.6%	-84.7%
Operating Margin	2.1%	0.4%	11.6%	170 bps	-950 bps
Net Income	$57	$63	$353	-9.1%	-83.9%
Diluted Earnings Per Share	$0.06	$0.07	$0.38	-14.3%	-84.2%

Second Quarter 2025 Summary Review

Reminder: on January 1, 2025 we made some adjustments to our segment reporting. Prior year comparative periods have been adjusted accordingly. See Appendix for more detail.

Net Revenues by Reportable Segment[2] (US$ m)	Q2 2025	Q1 2025	Q2 2024	Q/Q	Y/Y
Analog products, MEMS and Sensors (AM&S) segment	1,133	1,069	1,336	5.9%	-15.2%
Power and discrete products (P&D) segment	447	397	576	12.9%	-22.2%
Subtotal: Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group	1,580	1,466	1,912	7.8%	-17.4%
Embedded Processing (EMP) segment	847	742	906	14.1%	-6.5%
RF & Optical Communications (RF&OC) segment	336	306	410	10.1%	-17.9%
Subtotal: Microcontrollers, Digital ICs and RF products (MDRF) Product Group	1,183	1,048	1,316	13.0%	-10.1%
Others	3	3	4	-	-
Total Net Revenues	$2,766	$2,517	$3,232	9.9%	-14.4%

Net revenues totaled $2.77 billion, representing a year-over-year decrease of 14.4%. Year-over-year net sales to OEMs and Distribution decreased 15.3% and 12.0%, respectively. On a sequential basis, net revenues increased 9.9%, 220 basis points better than the mid-point of ST’s guidance.

Gross profit totaled $926 million, representing a year-over-year decrease of 28.5%. Gross margin of 33.5%, 10 basis points above the mid-point of ST’s guidance, decreased 660 basis points year-over-year, mainly due to product mix, lower manufacturing efficiencies and, to a lesser extent, higher unused capacity charges.

Operating income decreased from $375 million in the year-ago quarter to an operating loss of $133 million. ST’s operating margin decreased 1,640 basis points on a year-over-year basis to -4.8% of net revenues, compared to 11.6% in the second quarter of 2024. Operating loss included $190M impairment, restructuring charges and other related phase-out costs for the quarter, reflecting impairment of assets and restructuring charges predominantly associated with the previously announced company-wide program to reshape our manufacturing footprint and resize our global cost base. Excluding these items, non-U.S. GAAP1 Operating income stood at $57 million in the second quarter.

By reportable segment, compared with the year-ago quarter:

In Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group:

Analog products, MEMS and Sensors (AM&S) segment:

•	Revenue decreased 15.2% mainly due to a decrease in Analog.
•	Operating profit decreased by 55.9% to $85 million. Operating margin was 7.5% compared to 14.5%.

Power and Discrete products (P&D) segment:

•	Revenue decreased 22.2%.
•	Operating profit decreased from $61 million to an operating loss of $56 million. Operating margin was -12.5% compared to 10.6%.

1 Non-U.S. GAAP. See Appendix for reconciliation to U.S. GAAP and information explaining why the Company believes these measures are important.

2 See Appendix for the definition of reportable segments.

2

In Microcontrollers, Digital ICs and RF products (MDRF) Product Group:

Embedded Processing (EMP) segment:

•	Revenue decreased 6.5% mainly due to Custom Processing.
•	Operating profit decreased by 8.7% to $114 million. Operating margin was 13.5% compared to 13.8%.

RF & Optical Communications (RF&OC) segment:

•	Revenue decreased 17.9%.
•	Operating profit decreased by 37.2% to $60 million. Operating margin was 17.9% compared to 23.4%.

Net Earnings and diluted Earnings Per Share decreased to a negative $97 million and a negative $0.11 respectively compared to a positive $353 million and $0.38 respectively in the year-ago quarter. Non-U.S. GAAP1 Net income and diluted Earnings Per Share, stood at $57 million and $0.06 respectively in the second quarter of 2025.

Cash Flow and Balance Sheet Highlights

				Trailing 12 Months
(US$ m)	Q2 2025	Q1 2025	Q2 2024	Q2 2025	Q2 2024	TTM Change
Net cash from operating activities	354	574	702	2,332	4,922	-52.6%
Free cash flow (non-U.S. GAAP1)	(152)	30	159	142	1,384	-89.7%

Net cash from operating activities was $354 million in the second quarter compared to $702 million in the year-ago quarter.

Net Capex (non-U.S. GAAP1), was $465 million in the second quarter compared to $528 million in the year-ago quarter.

Free cash flow (non-U.S. GAAP1) was negative at $152 million in the second quarter, compared to positive $159 million in the year-ago quarter.

Inventory at the end of the second quarter was $3.27 billion, compared to $3.01 billion in the previous quarter and $2.81 billion in the year-ago quarter. Days sales of inventory at quarter-end was 166 days, compared to 167 days for the previous quarter and 130 days for the year-ago quarter.

In the second quarter, ST paid cash dividends to its stockholders totaling $81 million and executed a $92 million share buy-back, as part of its current share repurchase program.

ST’s net financial position (non-U.S. GAAP[4]) remained strong at $2.67 billion as of June 28, 2025, compared to $3.08 billion as of March 29, 2025, and reflected total liquidity of $5.63 billion and total financial debt of $2.96 billion. Adjusted net financial position (non-U.S. GAAP1), taking into consideration the effect on total liquidity of advances from capital grants for which capital expenditures have not been incurred yet, stood at $2.31 billion as of June 28, 2025.

Corporate developments

On May 28, 2025, STMicroelectronics held its 2025 Annual General Meeting of Shareholders in Amsterdam, the Netherlands. All proposed resolutions were approved by the Shareholders.

Business Outlook

ST’s guidance, at the mid-point, for the 2025 third quarter is:

•	Net revenues are expected to be $3.17 billion, an increase of 14.6% sequentially, plus or minus 350 basis points.
•	Gross margin of 33.5%, plus or minus 200 basis points.
•	This outlook is based on an assumed effective currency exchange rate of approximately $1.14 = €1.00 for the 2025 third quarter and includes the impact of existing hedging contracts.
•	The third quarter will close on September 27, 2025.

This business outlook does not include any impact of potential further changes to global trade tariffs compared to the current situation.

1 Non-U.S. GAAP. See Appendix for reconciliation to U.S. GAAP and information explaining why the Company believes these measures are important.

3

Conference Call and Webcast Information

ST will conduct a conference call with analysts, investors and reporters to discuss its second quarter 2025 financial results and current business outlook today at 9:30 a.m. Central European Time (CET) / 3:30 a.m. U.S. Eastern Time (ET). A live webcast (listen-only mode) of the conference call will be accessible at ST’s website, https://investors.st.com, and will be available for replay until August 8, 2025.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information from other companies. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with ST’s consolidated financial statements prepared in accordance with U.S. GAAP.

See the Appendix of this press release for a reconciliation of ST’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures.

Forward-looking Information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements due to, among other factors:

•	changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and may directly or indirectly adversely impact the demand for our products;
•	uncertain macro-economic and industry trends (such as inflation and fluctuations in supply chains), which may impact production capacity and end-market demand for our products;
•	customer demand that differs from projections which may require us to undertake transformation measures that may not be successful in realizing the expected benefits in full or at all;
•	the ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•	changes in economic, social, public health, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, geopolitical and military conflicts, social unrest, labor actions, or terrorist activities;
•	unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;
•	financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•	the loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third-party manufacturing providers;
•	availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations (including increasing costs resulting from inflation);
•	the functionalities and performance of our IT systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers, suppliers, partners and providers of third-party licensed technology;
•	theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of data privacy legislation;
•	the impact of IP claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•	changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•	variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•	the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;

4

•	product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•	natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, the effects of climate change, health risks and epidemics or pandemics in locations where we, our customers or our suppliers operate;
•	increased regulation and initiatives in our industry, including those concerning climate change and sustainability matters and our goal to become carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027;
•	epidemics or pandemics, which may negatively impact the global economy in a significant manner for an extended period of time, and could also materially adversely affect our business and operating results;
•	industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers;
•	the ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third-party components and performance of subcontractors in line with our expectations; and
•	individual customer use of certain products, which may differ from the anticipated uses of such products and result in differences in performance, including energy consumption, may lead to a failure to achieve our disclosed emission-reduction goals, adverse legal action or additional research costs.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2024 as filed with the Securities and Exchange Commission (“SEC”) on February 27, 2025. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Item 3. Key Information — Risk Factors” from time to time in our Securities and Exchange Commission (“SEC”) filings, could have a material adverse effect on our business and/or financial condition.

About STMicroelectronics

At ST, we are 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things. We are on track to be carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Jérôme Ramel

EVP Corporate Development & Integrated External Communication

Tel: +41 22 929 59 20

jerome.ramel@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33 6 59 16 79 08

alexis.breton@st.com

5

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))

	Three months ended
	June 28,	June 29,
	2025	2024
	(Unaudited)	(Unaudited)

Net sales	2,745	3,227
Other revenues	21	5
NET REVENUES	2,766	3,232
Cost of sales	(1,840)	(1,936)
GROSS PROFIT	926	1,296
Selling, general and administrative expenses	(420)	(419)
Research and development expenses	(514)	(535)
Other income and expenses, net	65	33
Impairment, restructuring charges and other related phase-out costs	(190)	-
Total operating expenses	(1,059)	(921)
OPERATING INCOME (LOSS)	(133)	375
Interest income, net	45	51
Other components of pension benefit costs	(5)	(4)
Loss on financial instruments, net	(19)	(1)
INCOME (LOSS) BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	(112)	421
Income tax benefit (expense)	18	(67)
NET INCOME (LOSS)	(94)	354
Net income attributable to noncontrolling interest	(3)	(1)
NET INCOME (LOSS) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(97)	353

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.11)	0.39
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.11)	0.38

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	893.9	941.1

6

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))

	Six months ended
	June 28,	June 29,
	2025	2024
	(Unaudited)	(Unaudited)

Net sales	5,257	6,670
Other revenues	26	27
NET REVENUES	5,283	6,697
Cost of sales	(3,516)	(3,958)
GROSS PROFIT	1,767	2,739
Selling, general and administrative expenses	(810)	(844)
Research and development expenses	(1,004)	(1,063)
Other income and expenses, net	115	93
Impairment, restructuring charges and other related phase-out costs	(198)	-
Total operating expenses	(1,897)	(1,814)
OPERATING INCOME (LOSS)	(130)	925
Interest income, net	93	111
Other components of pension benefit costs	(9)	(8)
Gain (loss) on financial instruments, net	6	(1)
INCOME (LOSS) BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	(40)	1,027
Income tax benefit (expense)	4	(159)
NET INCOME (LOSS)	(36)	868
Net income attributable to noncontrolling interest	(5)	(3)
NET INCOME (LOSS) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(41)	865

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.05)	0.96
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.05)	0.92

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	894.9	941.8

7

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at	June 28,	March 29,	December 31,
In millions of U.S. dollars	2025	2025	2024
	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	1,616	1,781	2,282
Short-term deposits	1,650	1,650	1,450
Marketable securities	2,363	2,528	2,452
Trade accounts receivable, net	1,352	1,385	1,749
Inventories	3,273	3,014	2,794
Other current assets	1,267	1,050	1,007
Total current assets	11,521	11,408	11,734
Goodwill	313	299	290
Other intangible assets, net	342	338	346
Property, plant and equipment, net	11,437	11,178	10,877
Non-current deferred tax assets	558	490	464
Long-term investments	77	96	71
Other non-current assets	1,215	1,114	961
	13,942	13,515	13,009
Total assets	25,463	24,923	24,743

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	1,006	988	990
Trade accounts payable	1,451	1,373	1,323
Other payables and accrued liabilities	1,386	1,290	1,306
Dividends payable to stockholders	257	16	88
Accrued income tax	104	72	66
Total current liabilities	4,204	3,739	3,773
Long-term debt	1,951	1,889	1,963
Post-employment benefit obligations	428	392	377
Long-term deferred tax liabilities	48	48	47
Other long-term liabilities	848	896	904
	3,275	3,225	3,291
Total liabilities	7,479	6,964	7,064
Commitment and contingencies
Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 911,281,920 shares issued, 894,759,029 shares outstanding as of June 28, 2025)	1,157	1,157	1,157
Additional Paid-in Capital	3,187	3,142	3,088
Retained earnings	12,911	13,514	13,459
Accumulated other comprehensive income	983	495	236
Treasury stock	(490)	(582)	(491)
Total parent company stockholders’ equity	17,748	17,726	17,449
Noncontrolling interest	236	233	230
Total equity	17,984	17,959	17,679
Total liabilities and equity	25,463	24,923	24,743

8

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q2 2025	Q1 2025	Q2 2024

Net Cash from operating activities	354	574	702
Net Cash used in investing activities	(332)	(796)	(628)
Net Cash used in financing activities	(191)	(282)	(112)
Net Cash decrease	(165)	(501)	(41)

Selected Cash Flow Data (in US$ millions)	Q2 2025	Q1 2025	Q2 2024

Depreciation & amortization	464	428	439
Net payment for Capital expenditures	(481)	(538)	(546)
Dividends paid to stockholders	(81)	(72)	(73)
Change in inventories, net	(140)	(172)	(136)

9

Appendix

ST

Changes to reportable segments

Following ST’s reorganization announced in January 2024 into two Product Groups and four reportable segments, we have made further progress in analyzing our global product portfolio, resulting in the following adjustments to our segments, effective starting January 1, 2025, without modifying subtotals at Product Group level:

•	In Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group:
o	The transfer of VIPower products from Power and Discrete products (“P&D”) reportable segment to Analog products, MEMS and Sensors (“AM&S”) reportable segment.
•	In Microcontrollers, Digital ICs and RF products (MDRF) Product Group:
o	the newly created ‘Embedded Processing’ (“EMP”) reportable segment includes the former ‘MCU’ segment (excluding the RF ASICs mentioned below) as well as Custom Processing products (Automotive ADAS products).
o	the newly created ‘RF & Optical Communications’ (“RF&OC”) reportable segment includes the former ‘D&RF’ segment (excluding Automotive ADAS products) as well as some RF ASICs which were previously part of the former ‘MCU’ segment.

We believe these adjustments are critical for implementing synergies and optimizing resources, which are necessary to fully deliver the benefits expected from our new organization.

Our four reportable segments - within each Product Group - are now as follows:

•	In Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group:
o	Analog products, MEMS and Sensors (“AM&S”) reportable segment, comprised of ST analog products (now including VIPower products), MEMS sensors and actuators, and optical sensing solutions.
o	Power and Discrete products (“P&D”) reportable segment, comprised of discrete and power transistor products (now excluding VIPower products).

In this Press Release, “Analog” refers to analog products, “MEMS” to MEMS sensors and actuators and “Imaging” to optical sensing solutions.

•	In Microcontrollers, Digital ICs and RF products (MDRF) Product Group:
o	Embedded Processing (“EMP”) reportable segment, comprised of general-purpose and automotive microcontrollers, connected security products and Custom Processing Products (Automotive ADAS)
o	RF & Optical Communications (“RF&OC”) reportable segment, comprised of Space, Ranging & Connectivity products, Digital Audio & Signaling Solutions and Optical & RF COT.

In this Press release, “GPAM” refers to General purpose & automotive microcontrollers, “Connected Security” to connected security products, “Custom Processing” to automotive ADAS products.

Prior year comparative periods have been adjusted accordingly.

10

(Appendix – continued)

ST Supplemental Financial Information

	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024
Net Revenues By Market Channel (%)
Total OEM	72%	71%	73%	76%	73%
Distribution	28%	29%	27%	24%	27%

€/$ Effective Rate	1.09	1.06	1.09	1.08	1.08

Reportable Segment Data (US$ m)
Analog products, MEMS and Sensors (AM&S) segment
- Net Revenues	1,133	1,069	1,348	1,340	1,336
- Operating Income	85	82	220	216	193
Power and Discrete products (P&D) segment
- Net Revenues	447	397	602	652	576
- Operating Income (Loss)	(56)	(28)	45	80	61
Subtotal: Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group
- Net Revenues	1,580	1,466	1,950	1,992	1,912
- Operating Income	29	54	265	296	254
Embedded Processing (EMP) segment
- Net Revenues	847	742	1,002	898	906
- Operating Income	114	66	181	146	126
RF & Optical Communications (RF&OC) segment
- Net Revenues	336	306	366	357	410
- Operating Income	60	43	95	84	96
Subtotal: Microcontrollers, Digital ICs and RF products (MDRF) Product Group
- Net Revenues	1,183	1,048	1,368	1,255	1,316
- Operating Income	174	109	276	230	222
Others (a)
- Net Revenues	3	3	3	4	4
- Operating Income (Loss)	(336)	(160)	(172)	(145)	(101)
Total
- Net Revenues	2,766	2,517	3,321	3,251	3,232
- Operating Income (Loss)	(133)	3	369	381	375

(a)	Net revenues of Others include revenues from sales assembly services and other revenues. Operating income (loss) of Others include items such as unused capacity charges, including incidents leading to power outage, impairment, restructuring charges and other related phase-out costs, management reorganization costs, start-up costs, and other unallocated income (expenses) such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments, as well as operating earnings of other products. Others includes:

(US$ m)	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024
Unused capacity charges	103	123	118	104	84
Impairment, restructuring charges and other related phase-out costs	190	8	-	-	-

11

(Appendix – continued)

ST

Supplemental Non-U.S. GAAP Financial Information

U.S. GAAP – Non-U.S. GAAP Reconciliation

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

ST believes that these non-U.S. GAAP financial measures provide useful information for investors and management because they offer, when read in conjunction with ST’s U.S. GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of ST’s on-going operating results, (ii) the ability to better identify trends in ST’s business and perform related trend analysis, and (iii) to facilitate a comparison of ST’s results of operations against investor and analyst financial models and valuations, which may exclude these items.

Non-U.S. GAAP Operating Income, Non-U.S. GAAP Net Earnings and Non-U.S. GAAP Earnings Per Share (non-U.S. GAAP measures)

Operating income before impairment and restructuring charges and one-time items is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related phase-out costs. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related phase-out costs attributable to ST and other one-time items, net of the relevant tax impact.

Q2 2025 (US$ m, except per share data)	Gross Profit	Operating Income (Loss)	Net Earnings	Corresponding Diluted EPS
U.S. GAAP	926	(133)	(97)	(0.11)
Impairment, restructuring charges and other related phase-out costs	-	190	190
Estimated income tax effect	-	-	(36)
Non-U.S. GAAP	926	57	57	0.06

H1 2025 (US$ m, except per share data)	Gross Profit	Operating Income (Loss)	Net Earnings	Corresponding Diluted EPS
U.S. GAAP	1,767	(130)	(41)	(0.05)
Impairment, restructuring charges and other related phase-out costs	-	198	198
Estimated income tax effect	-	-	(37)
Non-U.S. GAAP	1,767	68	120	0.13

12

(Appendix – continued)

Net Financial Position and Adjusted Net Financial Position (non-U.S. GAAP measures)

Net Financial Position, a non-U.S. GAAP measure, represents the difference between our total liquidity and our total financial debt. Our total liquidity includes cash and cash equivalents, restricted cash, if any, short-term deposits, and marketable securities, and our total financial debt includes short-term debt and long-term debt, as reported in our Consolidated Balance Sheets. ST also presents adjusted net financial position as a non-U.S. GAAP measure, to take into consideration the effect on total liquidity of advances received on capital grants for which capital expenditures have not been incurred yet.

ST believes its Net Financial Position and Adjusted Net Financial Position provide useful information for investors and management because they give evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents, restricted cash, if any, short-term deposits and marketable securities and the total level of our financial debt. Our definitions of Net Financial Position and Adjusted Net Financial Position may differ from definitions used by other companies, and therefore, comparability may be limited.

(US$ m)	Jun 28 2025	Mar 29 2025	Dec 31 2024	Sep 28 2024	Jun 29 2024
Cash and cash equivalents	1,616	1,781	2,282	3,077	3,092
Short term deposits	1,650	1,650	1,450	977	975
Marketable securities	2,363	2,528	2,452	2,242	2,218
Total liquidity	5,629	5,959	6,184	6,296	6,285
Short-term debt	(1,006)	(988)	(990)	(1,003)	(236)
Long-term debt (a)	(1,951)	(1,889)	(1,963)	(2,112)	(2,850)
Total financial debt	(2,957)	(2,877)	(2,953)	(3,115)	(3,086)
Net Financial Position (non-U.S. GAAP)	2,672	3,082	3,231	3,181	3,199
Advances received on capital grants	(361)	(377)	(385)	(366)	(402)
Adjusted Net Financial Position (non-U.S. GAAP)	2,311	2,705	2,846	2,815	2,797

(a)   Long-term debt contains standard conditions but does not impose minimum financial ratios. Committed credit facilities for $639 million equivalent, are currently undrawn.

13

(Appendix – continued)

Net Capex and Free Cash Flow (non-U.S. GAAP measures)

ST presents Net Capex as a non-U.S. GAAP measure, which is reported as part of our Free Cash Flow (non-U.S. GAAP measure), to take into consideration the effect of advances from capital grants received on prior periods allocated to property, plant and equipment in the reporting period.

Net Capex, a non-U.S. GAAP measure, is defined as (i) Payment for purchase of tangible assets, as reported plus (ii) Proceeds from sale of tangible assets, as reported plus (iii) Proceeds from capital grants and other contributions, as reported plus (iv) Advances from capital grants allocated to property, plant and equipment in the reporting period.

ST believes Net Capex provides useful information for investors and management because annual capital expenditures budget includes the effect of capital grants. Our definition of Net Capex may differ from definitions used by other companies.

(US$ m)	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024
Payment for purchase of tangible assets, as reported	(574)	(587)	(584)	(669)	(690)
Proceeds from sale of tangible assets, as reported	4	2	-	2	1
Proceeds from capital grants and other contributions, as reported	89	47	83	66	143
Advances from capital grants allocated to property, plant and equipment	16	8	31	36	18
Net Capex (non-U.S. GAAP)	(465)	(530)	(470)	(565)	(528)

Free Cash Flow, which is a non-U.S. GAAP measure, is defined as (i) net cash from operating activities plus (ii) Net Capex plus (iii) payment for purchase (and proceeds from sale) of intangible and financial assets and (iv) net cash paid for business acquisitions, if any.

ST believes Free Cash Flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations.

Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases of (and proceeds from matured) marketable securities and net investment in (and proceeds from) short-term deposits, the net cash from (used in) financing activities and the effect of changes in exchange rates, and by excluding the advances from capital grants received on prior periods allocated to property, plant and equipment in the reporting period. Our definition of Free Cash Flow may differ from definitions used by other companies.

(US$ m)	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024
Net cash from operating activities	354	574	681	723	702
Net Capex	(465)	(530)	(470)	(565)	(528)
Payment for purchase of intangible assets, net of proceeds from sale	(41)	(14)	(32)	(20)	(15)
Payment for purchase of financial assets, net of proceeds from sale	-	-	(51)	(2)	-
Free Cash Flow (non-U.S. GAAP)	(152)	30	128	136	159

14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	July 24, 2025	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	President and Chief Financial Officer